UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*


                             Derma Sciences, Inc.
                             --------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  249827106
                                  ---------
                                (CUSIP Number)

                             Steven N. Machtinger
                         Hambrecht & Quist California
                 560 Mission Street, San Francisco, CA 94105
                                (415) 315-5000
                                --------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                July 18, 2005
                                -------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 249827106              SCHEDULE 13D                  Page 2 of 10


1.  Names of Reporting Persons                 HAMBRECHT & QUIST CALIFORNIA

    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group                (a) [ ]
    (See Instructions)                                              (b) [x]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                   WC

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) or 2(e)                                               [ ]

6.  Citizenship or Place of Organization                         California

Number of     7.    Sole Voting Power                                   -0-
Shares
Beneficially  8.    Shared Voting Power                             557,499*
Owned by
Each          9.    Sole Dispositive Power                              -0-
Reporting
Person With   10.   Shared Dispositive Power                        557,499*

11. Aggregate Amount Beneficially Owned by Each Reporting           557,499*
    Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)                                           [ ]

13. Percent of Class Represented by Amount in Row (11)                 4.5%*

14. Type of Reporting Person (See Instructions)                          CO

*See response to Item 5.

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CUSIP No. 249827106              SCHEDULE 13D                  Page 3 of 10


1.  Names of Reporting Persons                   HAMBRECHT & QUIST EMPLOYEE
                                                      VENTURE FUND, L.P. II

    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group                (a) [ ]
    (See Instructions)                                              (b) [x]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                   WC

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) or 2(e)                                               [ ]

6.  Citizenship or Place of Organization                           Delaware

Number of     7.    Sole Voting Power                                   -0-
Shares
Beneficially  8.    Shared Voting Power                             557,499*
Owned by
Each          9.    Sole Dispositive Power                              -0-
Reporting
Person With   10.   Shared Dispositive Power                        557,499*

11. Aggregate Amount Beneficially Owned by Each Reporting           557,499*
    Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)                                           [ ]

13. Percent of Class Represented by Amount in Row (11)                 4.5%*

14. Type of Reporting Person (See Instructions)                          PN

*See response to Item 5.

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CUSIP No. 249827106              SCHEDULE 13D                  Page 4 of 10


1.  Names of Reporting Persons                   HAMBRECHT & QUIST EMPLOYEE
                                                         VENTURE FUND, L.P.

    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group                (a) [ ]
    (See Instructions)                                              (b) [x]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                   WC

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) or 2(e)                                               [ ]

6.  Citizenship or Place of Organization                           Delaware

Number of     7.    Sole Voting Power                                   -0-
Shares
Beneficially  8.    Shared Voting Power                             557,499*
Owned by
Each          9.    Sole Dispositive Power                              -0-
Reporting
Person With   10.   Shared Dispositive Power                        557,499*

11. Aggregate Amount Beneficially Owned by Each Reporting           557,499*
    Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)                                           [ ]

13. Percent of Class Represented by Amount in Row (11)                 4.5%*

14. Type of Reporting Person (See Instructions)                          PN

*See response to Item 5.

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CUSIP No. 249827106              SCHEDULE 13D                  Page 5 of 10


Item 1. Security and Issuer

    This Amendment to Schedule 13D relates to the common stock (the "Common Stock") of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"). This Amendment is being filed to report changes in the reporting persons' aggregate holdings that occurred as a result of the expiration on July 18, 2005 of Class E Warrants owned by the reporting person. The principal executive office of the Company is located at 214 Carnegie Center, Suite 100, Princeton, NJ 08540.

Item 2. Identity and Background

    (a), (b) & (c) The following information is given with respect to the persons filing this statement:

    HAMBRECHT & QUIST CALIFORNIA ("H&Q California"), indirectly and wholly owned by J.P. Morgan Chase & Co., is a California corporation with its principal office at 560 Mission Street, San Francisco, California 94105. H&Q California is engaged in the venture capital business. The directors and executive officers of H&Q California are the following:

                                                         Principal
                                                         Occupation
     Name        Position           Address              (Business)
=============================================================================

David G. Golden  CEO and       c/o Hambrecht & Quist  Managing Director,
                 Director      California             J.P. Morgan
                               560 Mission Street     Securities, Inc.
                               San Francisco, CA
                               94105

Lisa L. Lewis    CFO and       c/o Hambrecht & Quist  Vice President,
                 Director      California             J.P. Morgan Chase Bank
                               560 Mission Street
                               San Francisco, CA
                               94105

Steven N.        General       560 Mission Street     Senior Vice President,
Machtinger       Counsel and   San Francisco, CA      President and Associate
                 Secretary     94105                  General Counsel,
                                                      J.P. Morgan Chase Bank

James D. Hutter  Director      c/o Hambrecht & Quist  Managing Director
                               California             J.P. Morgan Chase Bank
                               560 Mission Street
                               San Francisco, CA
                               94105

    HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P. ("Employee Fund I") is a Delaware limited partnership with its principal office at 560 Mission Street, San Francisco, California 94105. Employee Fund I is a private equity fund engaged in the venture capital business. The Employee Fund I's general

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CUSIP No. 249827106              SCHEDULE 13D                  Page 6 of 10


partner is H&Q Venture Management, LLC ("Venture Management"), a California limited liability company with its principal office at 560 Mission Street, San Francisco, California 94105. Venture Management is engaged in the venture capital business. Venture Management is wholly owned by H&Q California. As a result, securities held by it may be deemed beneficially owned by J.P. Morgan Chase & Co.

    HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P. II ("Employee Fund II") is a Delaware limited partnership with its principal office at 560 Mission Street, San Francisco, California 94105. Employee Fund II is a private equity fund engaged in the venture capital business. The Employee Fund II's general partner is Venture Management. As a result, securities held by it may be deemed beneficially owned by J.P. Morgan Chase & Co.

    (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All individuals referred to above are United States citizens unless otherwise indicated.

Item 3. Source and Amount of Funds or Other Consideration

    The source of funds used to purchase the Common Stock described herein was in each case the working capital of the acquiring entity.

Item 4. Purpose of Transaction

    The reporting persons purchased the securities of the Issuer for general investment purposes. Depending on market conditions and other factors, the reporting persons may, at any time or from time to time, sell all or some of their securities of the Issuer, or may purchase additional securities of the Issuer in the open market or in private transactions. The reporting persons have no plans or proposals which relate to or would result in the following types of transactions or events:

    (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

    (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

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CUSIP No. 249827106              SCHEDULE 13D                  Page 7 of 10


    (d) any material change in the present capitalization or dividend policy of the Company;

    (e) any other material change in the Company's business or corporate structure;

    (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

    (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

    (i) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

    (a)  &  (b)   Reference is made to Items 7-11 and 13 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005, there were 12,285,768 shares of Common Stock issued and outstanding as of September 30, 2005. The following persons own the following shares of Common Stock:

    Person                                             Common Stock
    ------                                             ------------
    H&Q California                                          316,111
    Employee Fund I                                          74,722
    Employee Fund II                                        166,666
                                                            -------
        TOTAL                                               557,499
                                                            =======

    Voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons. Accordingly, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities, in which case each reporting person would be deemed to have beneficial ownership of an aggregate of 557,499 shares of Common Stock, which is 4.5% of the outstanding Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act). Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those owned by such reporting person. H&Q Holdings, Inc., may also be deemed the beneficial owner of certain shares held by Hambrecht & Quist California because of a Participation Agreement dated as of October 1, 2000, between those two entities. In addition, JPMorgan Chase & Co. Inc., as the indirect parent of H&Q California, may be deemed to beneficially own any securities owned by H&Q California.

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CUSIP No. 249827106              SCHEDULE 13D                  Page 8 of 10


    Under the definition of "beneficial ownership" in Rule 13d-3 under the Exchange Act, it is also possible that the individual general partners, directors, executive officers, members, and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

    (c) During the past 60 days, the reporting persons did not effect any transactions in the Issuer's securities.

    (d) Not applicable.

    (e) The reporting persons ceased to be the beneficial owners of more than 5% of the Company's Common Stock on July 18, 2005, the date on which the Class E Warrants expired.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer7

    Except as noted above, none of the reporting persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

    (a) Joint Filing Undertaking.



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CUSIP No. 249827106              SCHEDULE 13D                 Page 9 of 11


                                  Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  February 15, 2006.             HAMBRECHT & QUIST CALIFORNIA

                                     By: /s/ Steven N. Machtinger
                                         ------------------------
                                     Print Name:  Steven N. Machtinger
                                     Title:       General Counsel and
                                                  Secretary


                                     HAMBRECHT & QUIST EMPLOYEE
                                     VENTURE FUND, L.P.

                                     By: H&Q VENTURE MANAGEMENT, LLC,
                                         its general partner


                                     By: /s/ David G. Golden
                                         ------------------------
                                     Print Name:  David G. Golden
                                     Title:       Managing Member


                                     HAMBRECHT & QUIST EMPLOYEE
                                     VENTURE FUND, L.P. II

                                     By: H&Q VENTURE MANAGEMENT, LLC,
                                         its general partner


                                     By: /s/ David G. Golden
                                         ------------------------
                                     Print Name:  David G. Golden
                                     Title:       Managing Member

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CUSIP No. 249827106              SCHEDULE 13D                 Page 10 of 11


                                EXHIBIT INDEX

                Exhibit 1   Joint Filing Undertaking    Page 10

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CUSIP No. 249827106              SCHEDULE 13D                 Page 11 of 11


                           JOINT FILING UNDERTAKING

    The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment to
Schedule 13D and any subsequent amendment jointly on behalf of each of such parties.

Date  February 15, 2006.             HAMBRECHT & QUIST CALIFORNIA

                                     By: /s/ Steven N. Machtinger
                                         ------------------------
                                     Print Name:  Steven N. Machtinger
                                     Title:       General Counsel and
                                                  Secretary


                                     HAMBRECHT & QUIST EMPLOYEE
                                     VENTURE FUND, L.P.

                                     By: H&Q VENTURE MANAGEMENT, LLC,
                                         its general partner


                                     By: /s/ David G. Golden
                                         ------------------------
                                     Print Name:  David G. Golden
                                     Title:       Managing Member


                                     HAMBRECHT & QUIST EMPLOYEE
                                     VENTURE FUND, L.P. II

                                     By: H&Q VENTURE MANAGEMENT, LLC,
                                         its general partner


                                     By: /s/ David G. Golden
                                         ------------------------
                                     Print Name:  David G. Golden
                                     Title:       Managing Member